UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Annexed hereto and incorporated by reference herein are copies of the following documents that are being sent by the board of directors of Sapiens International Corporation N.V. (“Sapiens”) to Sapiens’ shareholders in connection with Sapiens’ 2019 Annual General Meeting of Shareholders (the “Annual Meeting”), which is scheduled to be held on November 20, 2019:

(i)	Notice and Proxy Statement, each dated October 10, 2019, describing the proposals to be presented at, and logistical information related to, the Annual Meeting (Exhibit 99.1); and

(ii)	Proxy Card for use by Sapiens’ shareholders for voting on the proposals to be presented at the Annual Meeting (Exhibit 99.2).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

Date: October 10, 2019	By:	/s/ Roni Giladi
		Name:	Roni Giladi
		Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Title of Exhibit

99.1	Notice of 2019 Annual General Meeting of Shareholders and Proxy Statement for 2019 Annual General Meeting of Shareholders of Sapiens International Corporation N.V., each dated October 10, 2019

99.2	Proxy Card for use in connection with the 2019 Annual General Meeting of Shareholders of Sapiens International Corporation N.V.

3